UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LEAPFROG ENTERPRISES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

52186N106

(CUSIP Number of Class A Common Stock Underlying Class of Securities)

Peter M. O. Wong

Senior Vice President, General Counsel and Corporate Secretary

LeapFrog Enterprises, Inc.

6401 Hollis Street

Emeryville, California 94608-1089

(510) 420-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to:

Kenneth L. Guernsey

Cydney S. Posner

Cooley Godward Kronish LLP

101 California Street, 5th Floor

San Francisco, California 94111

(415) 693-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,802,285	$156.37

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s Class A common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options covered an aggregate of 6,653,655 shares of the issuer’s Class A common stock and had an aggregate value of $2,802,285 as of July 27, 2009, calculated based on a Monte Carlo option valuation model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .0000558 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated July 29, 2009 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The issuer is LeapFrog Enterprises, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 6401 Hollis Street, Emeryville, California 94608 and the telephone number of its principal executive offices is (510) 420-5000.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s Class A common stock, par value $0.0001 per share. An option will be eligible for exchange (an “Eligible Option Grant”) if it has an exercise price per share equal to or greater than the higher of $4.00 or the closing price of the Company’s Class A common stock as reported on the New York Stock Exchange (the “NYSE”) on the business day prior to the expiration date of the exchange offer (such closing price, the “Market Price”) and was granted under the Company’s 2002 Equity Incentive Plan, 2002 Non-Employee Directors’ Stock Award Plan (collectively referred to as the “Plans”) or was a non-plan option grant awarded to the Company’s Chief Executive Officer pursuant to a Stock Option Agreement dated June 9, 2008 (the “CEO Option Agreement”) in the Company’s previous option exchange program and is otherwise eligible for exchange. If the Market Price is equal to or greater than $8.00 per share, the exchange offer would automatically, without further action by the company or the board of directors, terminate and no options would be eligible or accepted for exchange. Optionholders tendering Eligible Option Grants, including any CEO Options that may be tendered, will receive in exchange new options (the “New Option Grants”) to be granted under the Plans. This offer is being made upon the terms and subject to the conditions set forth in the Exchange Offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(D).

The Exchange Offer is being made to domestic employees, including executive officers, certain foreign employees, not including employees of the Company’s subsidiary in Shenzhen, China, and directors of the Company who, as of the date the Exchange Offer commences, are actively employed by the Company or serving on the Company’s board of directors and hold Eligible Option Grants. These optionholders are collectively referred to as the “Eligible Optionholders.” To remain eligible to tender Eligible Option Grants for exchange, and receive New Option Grants, the Eligible Optionholders must continue to provide services to the Company on, and must not have received nor have given a notice of termination on or prior to, the date that the New Option Grants are granted.

The information set forth in the Exchange Offer under “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Option Grants; Eligible Optionholders; Expiration Date of This Exchange Offer”), Section 5 (“Acceptance of Eligible Option Grants for Exchange; Issuance of New Option Grants”), Section 7 (“Price Range of Our Class A Common Stock”) and Section 8 (“Source and Amount of Consideration; Terms of New Option Grants”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Exchange Offer under Section 7 (“Price Range of Class A Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The information set forth under Item 2(a) above and in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Exchange Offer under “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Option Grants; Eligible Optionholders; Expiration Date of This Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Option Grants”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Option Grants for Exchange; Issuance of New Option Grants”), Section 6 (“Conditions of This Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Option Grants”), Section 9 (“Information Concerning Us; Financial Information”); Section 11 (“Status of Eligible Option Grants Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material United States Tax Consequences”), and Section 14 (“Extension of Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Plans and related option agreements and the CEO Option Agreement included with the Exchange Offer and attached hereto as Exhibits (d)(1)–(d)(5) also contain information regarding the subject company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Exchange Offer under Section 2 (“Purpose of This Exchange Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Option Grants for Exchange; Issuance of New Option Grants”) and Section 11 (“Status of Eligible Option Grants Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Exchange Offer under Section 2 (“Purpose of This Exchange Offer”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New Option Grants”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Exchange Offer under Section 6 (“Conditions of This Exchange Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008; Part I, Item 1 (“Financial Statements (Unaudited)” and “Notes to the Consolidated Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009; the financial information contained in the Exchange Offer under Section 9 (“Information Concerning Us; Financial Information”); and Section 16 (“Additional Information”) is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Exchange Offer under “Risk Factors,” Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(2)	The information set forth in the Exchange Offer under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants dated July 29, 2009

(a)(1)(B)	E-Mail to Eligible Optionholders from Peter M. O. Wong dated July 29, 2009

(a)(1)(C)	Form of E-Mail Announcement of Offer to Exchange

(a)(1)(D)	Election Form

(a)(1)(E)	Form of Eligible Option Information Sheet

(a)(1)(F)	Notice of Withdrawal

(a)(1)(G)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form and Eligible Option Information Sheet

(a)(1)(H)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(I)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer

(a)(1)(J)	Form of Communication to Eligible Optionholders Rejecting the Election Form or Eligible Option Information Sheet Under the Exchange Offer

(a)(1)(K)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer

(a)(1)(L)	Form of Reminder E-Mail to Eligible Optionholders

(a)(1)(M)	Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 11, 2009 (SEC File No. 001-31396) and incorporated herein by reference

(a)(1)(N)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the Securities and Exchange Commission on May 5, 2009 (SEC File No. 001-31396) and incorporated herein by reference

(b)	Not applicable

(d)(1)	Amended and Restated 2002 Equity Incentive Plan (filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2007 (SEC File No. 001-31396) and incorporated herein by reference)

(d)(2)	Form of Stock Option Agreement under the Amended and Restated 2002 Equity Incentive Plan (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007 (SEC File No. 001-31396) and incorporated herein by reference)

(d)(3)	Amended and Restated 2002 Non-Employee Directors’ Stock Award Plan

(d)(4)	Form of Nonstatutory Stock Option Agreement under the 2002 Non-Employee Directors’ Stock Award Plan (filed as an exhibit to the Company’s registration statement on Form S-1 (SEC File No. 333-86898) and incorporated herein by reference)

(d)(5)	Stock Option Agreement between Jeffrey G. Katz and the Company dated June 9, 2008 (filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2008 (SEC File No. 001-31396) and incorporated herein by reference)

(d)(6)	Fourth Amended and Restated Stockholders Agreement, dated May 30, 2003, among LeapFrog and the investors named therein (filed as an exhibit to LeapFrog’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2003 (SEC File No. 001-31396) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEAPFROG ENTERPRISES, INC.

/s/ Peter M. O. Wong
(Signature)

Peter M.O. Wong, Senior Vice President, General Counsel and Corporate Secretary
(Name and Title)

July 29, 2009
Date

Index to Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants dated July 29, 2009

(a)(1)(B)	E-Mail to Eligible Optionholders from Peter M. O. Wong dated July 29, 2009

(a)(1)(C)	Form of E-Mail Announcement of Offer to Exchange

(a)(1)(D)	Election Form

(a)(1)(E)	Form of Eligible Option Information Sheet

(a)(1)(F)	Notice of Withdrawal

(a)(1)(G)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form and Eligible Option Information Sheet

(a)(1)(H)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(I)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer

(a)(1)(J)	Form of Communication to Eligible Optionholders Rejecting the Election Form or Eligible Option Information Sheet Under the Exchange Offer

(a)(1)(K)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer

(a)(1)(L)	Form of Reminder E-Mail to Eligible Optionholders

(a)(1)(M)	Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 11, 2009 (SEC File No. 001-31396) and incorporated herein by reference

(a)(1)(N)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the Securities and Exchange Commission on May 5, 2009 (SEC File No. 001-31396) and incorporated herein by reference

(b)	Not applicable

(d)(1)	Amended and Restated 2002 Equity Incentive Plan (filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2007 (SEC File No. 001-31396) and incorporated herein by reference)

(d)(2)	Form of Stock Option Agreement under the Amended and Restated 2002 Equity Incentive Plan (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007 (SEC File No. 001-31396) and incorporated herein by reference)

(d)(3)	Amended and Restated 2002 Non-Employee Directors’ Stock Award Plan

(d)(4)	Form of Nonstatutory Stock Option Agreement under the 2002 Non-Employee Directors’ Stock Award Plan (filed as an exhibit to the Company’s registration statement on Form S-1 (SEC File No. 333-86898) and incorporated herein by reference)

(d)(5)	Stock Option Agreement between Jeffrey G. Katz and the Company dated June 9, 2008 (filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2008 (SEC File No. 001-31396) and incorporated herein by reference)

(d)(6)	Fourth Amended and Restated Stockholders Agreement, dated May 30, 2003, among LeapFrog and the investors named therein (filed as an exhibit to LeapFrog’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2003 (SEC File No. 001-31396) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable